EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 29, 2001	September 28, 2002	September 27, 2003	September 25, 2004	September 24, 2005
Income (loss) before income taxes, cumulative effect of accounting change, and income (losses) associated with equity investees	$(9,021)	$44,156	$53,139	$64,319	$79,469
Fixed charges (1)	24,863	15,689	20,552	19,157	24,582

Earnings	15,842	59,845	73,691	83,476	104,051

Fixed charges (1)	$24,863	$15,689	$20,552	$19,157	$24,582

Ratio of earnings to fixed charges	0.64	3.81	3.59	4.36	4.23

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.